UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Sprouts Farmers Market, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

85208M102
(CUSIP NUMBER)

December 31, 2016
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed:
[x]  Rule 13d - 1(b)
     Rule 13d - 1(c)
     Rule 13d - 1(d)

1. Name of Reporting Person
   T. ROWE PRICE ASSOCIATES, INC.
    52-0556948


2. Check the Appropriate Box if a Member of a Group
    NOT APPLICABLE

3. SEC Use Only


4. Citizenship or Place of Organization
    Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power*         4,499,787

6. Shared Voting Power*       0

7. Sole Dispositive Power*    16,680,701

8. Shared Dispositive Power   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
16,680,701

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
11.7%

12. Type of Reporting Person
IA

*Any shares reported in Items 5 and 6 are also reported in Item 7.

1. Name of Reporting Person
   T. ROWE PRICE MID-CAP GROWTH FUND, INC.
   005-87653


2. Check the Appropriate Box if a Member of a Group
    NOT APPLICABLE

3. SEC Use Only


4. Citizenship or Place of Organization
    Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power*         6,883,577

6. Shared Voting Power*       0

7. Sole Dispositive Power*    0

8. Shared Dispositive Power   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
6,883,577

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
4.7%

12. Type of Reporting Person
IV

*The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on this Schedule 13G.


Item 1(a) Name of Issuer:
Sprouts Farmers Market, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
5455 E. HIGH ST.,SUITE 111,PHOENIX, ARIZONA 85054

Item 2(a) Name of Person(s) Filing:
(1) T. ROWE PRICE ASSOCIATES, INC. ("Price Associates")
(2) T. ROWE PRICE MID-CAP GROWTH FUND, INC.


X         Attached as Exhibit A is a copy of an agreement between the Persons
           Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b) Address of Principal Business Office:
100 E. Pratt Street, Baltimore, MD 21202

Item 2(c) Citizenship or Place of Organization:
(1) Maryland
(2) Maryland


Item 2(d) Title of Class of Securities: COMMON STOCK

Item 2(e) Cusip Number: 85208M102

Item 3: The person filing this Schedule 13G is an:
X   Investment Adviser registered under Section 203 of the Investment
     Advisers Act of 1940

X   Investment Company registered under Section 8 of the Investment
     Company Act of 1940





Item 4: Reference is made to Items 5-11 on the preceding pages of this
         Schedule 13G.

Item 5: Ownership of Five Percent or Less of a Class



This statement is being filed to report the fact that, as of the date of this report, T. ROWE PRICE MID-CAP GROWTH FUND, INC.
has ceased to be the beneficial owner of more than five percent of the class of securities.

This item 5 is not applicable with respect to Price Associates.

Item 6: Ownership of More than Five Percent on Behalf of Another Person

(1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

        The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

        Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

(2) With respect to securities owned by any one of the T. Rowe Price Funds, only the custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         Not Applicable

Item 8: Identification and Classification of Members of the Group
         Not Applicable

Item 9: Notice of Dissolution of Group
         Not Applicable

Item 10: Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T. ROWE PRICE ASSOCIATES, INC.
Date: February 7, 2017
Signature: /s/ David Oestreicher
Name & Title: David Oestreicher, Vice President

T. ROWE PRICE MID-CAP GROWTH FUND, INC.
Date: February 7, 2017
Signature: /s/ David Oestreicher
Name & Title: David Oestreicher, Vice President



12/31/2016


EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and

T. ROWE PRICE MID-CAP GROWTH FUND


all of which are Maryland corporations, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.



T. ROWE PRICE ASSOCIATES, INC.
Date: February 7, 2017
Signature: /s/ David Oestreicher
Name & Title: David Oestreicher, Vice President

T. ROWE PRICE MID-CAP GROWTH FUND, INC.
Date: February 7, 2017
Signature: /s/ David Oestreicher
Name & Title: David Oestreicher, Vice President